      							OMB Number	3235-0287
								Expires:		September 30, 1998
								Estimated average burden
								hours per response			0.5
FORM 4
/  /	Check this box if no longer
	subject to Section 16.  Form 4 or
	Form 5 obligations may continue.
	See Instruction 1(b).

				U.S. SECURITIES AND EXCHANGE COMMISSION
						Washington, D. C. 20549
				STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP


	Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility Holding Company Act of 1935 or
Section 30(f) of the Investment Company Act of 1940


(Print or Type Responses)

1.	Name and Address of Reporting Person
	Brookhaven Capital Management Co., Ltd., 3000 Sand Hill Road, Building 3, Suite 105, Menlo Park, CA 94025
	(Last) (First) (Middle), (Street), (City) (State) (Zip)

2.	Issuer Name and Ticker or Trading Symbol  Intrenet Inc. (INET)

3.	IRS or Social Security Number of Reporting Person (Voluntary) ________

4.	Statement for Month/Year 1/99

5.	If Amendment, Date of Original (Month/Year)	___________

6.	Relationship of reporting person to issuer
	(Check all applicable)

	____ Director			 X  10% Owner

	____ Officer (give		____ Other (specify
          title below)			  below)
			______________________

7.	Individual or Joint/Group Filing (Check Applicable line)

	____ Form filed by one Reporting Person

	 X   Form filed by More than One Reporting Person
												SEC 1474 (7-96)

FORM 4 (continued)							Page 2 of 6 Pages

Table I -	Non-Derivative Securities Acquired, Disposed of,
		or Beneficially Owned

1.	Title of Security (Instr. 3) Common Stock

2.	Transaction Date (Month/Day/Year)	1/7/99

3.	Transaction Code (Instr. 8)

	Code	  P	 		V	_____________

4.	Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 and 5)

	Amount 10,000			(A) or (D)  A			Price $3.2852

5.	Amount of Securities Beneficially Owned at End of Month
	(Inst. 3 and 4)	 58,200

6.	Ownership Form: Direct (D) or Indirect (I) (Instr. 4)  D

7.	Nature of Indirect Beneficial Ownership (Inst. 4)
	______________________________________________________________________

	______________________________________________________________________


1.	Title of Security (Instr. 3) Common Stock

2.	Transaction Date (Month/Day/Year)	1/7/99

3.	Transaction Code (Instr. 8)

	Code	  P  		V	_____________

4.	Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 and 5)

	Amount 10,000 (1) (2)	(A) or (D)  A			Price $3.2852

5.	Amount of Securities Beneficially Owned at End of Month
	(Inst. 3 and 4)	 58,200 (1) (2)

6.	Ownership Form: Direct (D) or Indirect (I) (Instr. 4)  I

7.	Nature of Indirect Beneficial Ownership (Inst. 4)
	(2)

FORM 4 (continued)							Page 3 of 6 Pages

Table II -	Derivative Securities Acquired, Disposed of,
		or Beneficially Owned
		(e.g., puts, calls, warrants, options, convertible securities)

1.	Title of Derivative Security (Instr. 3) ______________________________

2.	Conversion or Exercise Price of Derivative Security  _________________

3.	Transaction Date (Month/Day/Year)  ______________

4.	Transaction Code (Instr. 8)

	Code  ______		V  ______

5.	Number of Derivative Securities Acquired (A)	or Disposed of (D)
	(Instr. 3, 4, and 5)  (A)  _____________    (D)  ______________

6.	Date Exercisable and Expiration Date (Month/Day/Year)

	Date Exercisable				Expiration Date
	____________________			________________________

7.	Title and Amount of Securities Underlying Derivative Security
	(Instr. 3 and 4)

	Title __________________________	Amount or Number of Shares ________

8.	Price of Derivative Security (Instr. 5)	_______________

9.	Number of derivative Securities Beneficially Owned at End of Month
	(Instr. 4)     _______________

10.	Ownership Form of Derivative Security: Direct (D) or Indirect (I)
	(Instr. 4)  __________________

11.	Nature of Indirect Beneficial Ownership (Inst. 4)
	_____________________________________________________________________
	_____________________________________________________________________

FORM 4 (continued)							Page 4 of 6 Pages


Explanation of Responses:

(1)	The reporting person disclaims beneficial ownership of the securities reported except to the extent of the reporting person's pecuniary interest in those securities.

(2)	By Vincent Andrew Carrino as the controlling shareholder of Brookhaven
Capital Management Co., Ltd.


						/s/ Vincent A. Carrino			2/4/99
						Vincent A. Carrino, President		 Date


**	Intentional misstatements or omissions of facts constitute
	Federal Criminal Violations. See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this Form, one of which must be manually signed.
	 If space is insufficient, See Instruction 6 for procedure.

Potential persons who are to respond to the collection
of information contained in this form are not required to respond
unless the form displays a currently valid OMB Number.   SEC 1474 (7-96)

FORM 4 (continued)							Page 5 of 6 Pages

						CONFIRMING STATEMENT

This Statement confirms that the undersigned has authorized and designated Brookhaven Capital Management, LLC ("Brookhaven") to execute and file on the undersigned's behalf all Forms 3, 4 and 5 (including any amendments thereto) that the undersigned may be required to file with the U.S. Securities and Exchange Commission as a result of the undersigned's ownership of or transactions in securities of Intrenet Inc. ("Intrenet"). The authority of Brookhaven under this Statement shall continue until the undersigned is longer required to file Forms 3, 4 and 5 with regard to the undersigned's ownership of or transactions in securities of Intrenet, unless earlier revoked in writing. The undersigned acknowledges that Brookhaven is not assuming any of the undersigned's responsibilities to comply with Section 16 of the Securities Exchange Act of 1934.

Date:  January 8, 1999


							BROOKHAVEN CAPITAL MANAGEMENT CO., LTD.

							By:		/s/ Vincent A. Carrino
									Vincent A. Carrino
									President



						CONFIRMING STATEMENT

This Statement confirms that the undersigned has authorized and designated Brookhaven Capital Management, LLC ("Brookhaven") to execute and file on the undersigned's behalf all Forms 3, 4 and 5 (including any amendments thereto) that the undersigned may be required to file with the U.S. Securities and Exchange Commission as a result of the undersigned's ownership of or transactions in securities of Intrenet Inc. ("Intrenet"). The authority of Brookhaven under this Statement shall continue until the undersigned is longer required to file Forms 3, 4 and 5 with regard to the undersigned's ownership of or transactions in securities of Intrenet, unless earlier revoked in writing. The undersigned acknowledges that Brookhaven is not assuming any of the undersigned's responsibilities to comply with section 16 of the Securities Exchange Act of 1934.

Date:  January 8, 1999


								/s/ Vincent Andrew Carrino
								Vincent Andrew Carrino

FORM 4 (continued)							Page 6 of 6 Pages


						JOINT FILER INFORMATION

Name:						Vincent Andrew Carrino
							3000 Sand Hill Road
							Building 3, Suite 105
							Menlo Park, CA  94025

Designated Filer:				Brookhaven Capital Management, LLC

Issuer & Ticker Symbol:			Intrenet Inc. (INET)

Statement for Month/Year:  1/99




Signature:		/s/ Vincent A. Carrino
			Vincent Andrew Carrino





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